NISSAN

NISSAN NORTH AMERICA, INC.
Corporate Office
P.O. Box 685001
Franklin, TN 37068-5001

April 3, 2016

Jerry Parish
President
Mint Leasing America, Inc.
323 N. Loop West
Houston, TX 77008

MY2015 & MY2016 Nissan Fleet Agreement – Revision 1.0

Dear Mr. Parish:

The purpose of this Agreement is to provide Mint Leasing America, Inc. ("Mint Leasing") with proposed fleet incentives for the purchase of to be determined number of vehicles. Nissan North America, Inc. ("NNA") will commit to the following special incentives to address a competitive situation for vehicle sales:

Model	Fleet Incentive (Per Unit)
Versa Note (excludes S)	$1,750
Versa Sdn (excludes S)	$1,750
Sentra	$2,750
Altima (excludes 2.5 base)	$4,500
Maxima*	$1,500
LEAF	$500
370Z Cpe/Rd	$2,000
Frontier	$3,000
Titan	$4,000
Pathfinder (excludes HEV)	$3,500
Juke	$1,750
Xterra**	$3,000
Armada**	$3,500
Rogue	$1,750
Murano	$1,500
Quest	$2,250

*Available for MY16 only
**Available for MY15 only

Model	Fleet Incentive (Per Unit)
NV + CIP***	$3,000
NV + non-CIP****	$3,700
NVP + CIP***	$3,000
NVP + non-CIP****	$3,700
NV200 + CIP***	$3,000
NV200 + non-CIP****	$3,250

***CIP: Commercial Incentive Program choice of NCV Graphics or Commercial Upfit Packages
****Please note the CIP amount will be paid. If a package is not selected, the additional non-CIP amount will pay separately.

Model	Fleet Incentive (Per Unit)
Q50	$4,000
Q70	$5,000
QX70	$5,000
QX60	$4,500
QX50	$3,500
QX80	$6,000

Further conditions of this Agreement are as follows:

SECTION 1 - INCENTIVES

1) The incentives identified above encompass all fleet funds available and cannot be combined with any other fleet programs.
2) On a vehicle by vehicle basis, NNA systems will automatically pay Mint Leasing any Retail Incentive Core Option (RICO) incentives available at the time of sale that are higher than the current eligible fleet incentives stated within this agreement. Dealers will be reimbursed for Sales Assistance on units sold from dealer stock via electronic funds transfer or check. All other fleet incentives including but not limited to volume incentives will be paid directly to Mint Leasing via electronic funds transfer or check.
3) Mint Leasing agrees to keep information regarding the incentives and repurchase terms offered by NNA confidential, and shall not disclose, publish, release, transfer or otherwise make available this information in any form to, or for the use or benefit of, any third party without NNA's prior written consent, except as reasonably necessary to comply with a financial audit or any government regulation. Disclosure of this information may result in irreparable injury to NNA and NNA will be entitled to seek injunctive relief in addition to any other legal or equitable remedies that may be available.

SECTION 2 - PRICING

1) Mint Leasing will be price protected for MY15 & MY16 introductory pricing based upon the models indicated on this Agreement. Price Protection is provided for MY15 & MY16 vehicles at MY15 & MY16 introductory pricing. Price protection pertains to ordered units only, excludes dealer out-of-stock purchases, and applies to specific vehicles identified as receiving Nissan incentives. Price protection excludes destination and handling, vehicle price increases made necessary due to equipment adjustments, government-mandated equipment and emission changes, state warranty recovery charges, optional equipment made standard, mid-cycle enhancements, and vehicle design changes.
2) In the event that NNA chooses to lower vehicle pricing, NNA reserves the right to adjust or eliminate any and all incentives on affected vehicles to equalize pricing.
3) No model year to model year price assurance will be available from NNA for the vehicles ordered.
4) Modification costs shall be negotiated solely between dealer and Service Provider. Payment for Modifications and shipping costs of vehicles with Modifications ("Modified Vehicles") shall be arranged between dealer and Service Provider. Ownership of Modifications shall transfer from Service Provider to dealer customer upon delivery of Modified Vehicles to customer's invoicing dealer. If ship-through upfits are ordered through NNA Fleet using the Z98 ship-through code, a $250 ship-through charge will appear on the invoice.

SECTION 3 - ORDERING

1) Mint Leasing agrees to keep sedan vehicles in service for a minimum of six (6) months; truck and sport utility vehicles (SUV) in service a minimum of four (4) months; and Nissan Commercial Van (NV) vehicles in service a minimum of six (6) months.
2) **To ensure proper payment of incentives, all vehicles must be ordered through NNA Fleet Distribution under Mint Leasing's NNA Fleet Certification Code: #L56488. Any vehicles purchased out of stock directly from dealer inventory not ordered through NNA Fleet Distribution must be reported by the dealer in the delivery system as a RDR "Fleet Type 2" sale in order to receive NNA fleet incentives.**
3) One (1) vehicle is the minimum number of vehicles Mint Leasing is required to order. Should Mint Leasing order less than 1 vehicle, Mint Leasing will be charged back all incentives paid in excess of the base Fleet Sales Assistance. As long as Mint Leasing orders meet or exceed the minimum vehicle order total of 1 vehicle, and there has been no other default that remains uncured by Mint Leasing under this or any other agreement with NNA, or if NNA is unable to deliver the ordered vehicles, no fleet incentives paid per unit sold will be charged back. Please note that all vehicles are sold on a first order basis and NNA accepts no responsibility for orders that cannot be filled due to a lack of vehicle availability or other ordering constraints.
4) No US fleet vehicles may be exported to foreign countries outside of the United States.

SECTION 4 - EV

1) All Electric Vehicle ("EV") vehicle orders must be ordered and delivered through an authorized Nissan EV dealership.
2) NNA has formed partnerships with various cities and states to develop public infrastructure for EV charging stations, but cannot guarantee availability as they are subject to federal, state and local municipality laws and regulations, therefore all installation and maintenance costs associated with any EV charging stations are the responsibility of Mint Leasing.

SECTION 5 - NV COMMERCIAL PROGRAM

1) NV cargo vans and NV passenger vans will only be available to be sold and serviced at authorized U.S. Nissan Commercial Vehicles (NCV) dealerships. NV200 vans can be sold and serviced at all authorized Nissan dealers.
2) The Commercial Incentive Program ("CIP") allows Nissan Commercial Van customers to choose one of two CIP options, either a no-charge upfit or a graphics package. Selecting a CIP option is done by the dealer through the NCV dealer portal. NNA has a dedicated section for CIP where NV dealers can enter a NV VIN and select the desired CIP option.
3) When an Adrian package is selected for a NV vehicle, the dealer will have the ability to select a distributor for drop shipment. It is the responsibility of Mint Leasing to ensure Adrian Steel is contacted (as needed) to facilitate certain drop shipment requests.
4) Mint Leasing may engage an authorized Service Provider through their Nissan dealer to customize or modify vehicles. Service Provider customizations or modifications ("Modifications") are made after dealer wholesale and are considered after-market installations. Such Modifications are not the responsibility of NNA and will not be warranted or tracked by NNA.

SECTION 6 – FORCE MAJEURE

1) Neither party shall be responsible to the other by reason of failure to perform obligations hereunder to the extent that the failure to perform is caused by an act of God, flood, fire, storm, earthquake, shipwreck, acts of public enemy, or acts or omissions of any sovereign government, branch or agency thereof and other similar events beyond reasonable control of the party whose performance is prevented or interfered with. The affected party shall promptly notify the other party and shall not be responsible for its failure to perform any obligation required under this Agreement as a result of any of the foregoing.

SECTION 7 - COMPLIANCE & INDEMNITY

1) Any tax credits, grants, exemptions, incentives, subsidies or rebates due from federal, state, county or local government(s), utilities, private agencies, or third party service providers and/or bailment agencies ("Service Providers") are the responsibility of Mint Leasing.
2) It is not the intent of NNA to be a General Service Administration ("GSA") subcontractor or supplier under this Agreement. NNA is under no obligation to provide any GSA related information.
3) This Agreement sets forth the entire and only Agreement and understanding between the parties relating to the sale and purchase of the fleet vehicles for this model year and supersedes all negotiations, commitments and writings prior to the date of this Agreement, except any Nissan confidentiality agreement that may have been executed by Mint Leasing.
4) This Agreement may not be modified, supplemented or amended except by a written agreement executed by both parties.
5) The rights and obligations under this Agreement or this Agreement itself, either in whole or in part, shall not be assigned or transferred by Mint Leasing. Any assignment or attempted assignment of this Agreement or any part thereof, whether by voluntary act or operation of law, shall be null and void, unless it is approved in writing by NNA in advance.
6) If any court of competent jurisdiction finds any provision of this Agreement to be unenforceable or invalid in whole or in part, such finding shall not affect the validity of the other provisions of this Agreement or the remainder of the provision in question.
7) This Agreement shall be governed by and construed in accordance with the laws of the state of Tennessee, without reference to its choice of law rules. Any action brought to enforce this Agreement shall be brought in state or federal court in Williamson County, Tennessee.
8) If either party institutes a proceeding to interpret or enforce the terms of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and costs.
9) This Agreement may be executed in any number of counterparts and by different parties to this Agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature to this Agreement.

SECTION 8 - PAYMENT SELECTION FOR FLEET ORDERED UNITS ONLY

Incentive funds earned by Mint Leasing under this program will be paid by the selected payment option below. If this payment selection is not correct, please email: NNA-LCVandFleetAdmin@nissan-usa.com

☑ **Total Incentive Off-Invoice**

☐ **Check or Electronic Funds (paid directly to customer or per assignment letter on file)**

SECTION 9 - EXECUTION OF AGREEMENT

If you have any questions regarding this Agreement please contact Travis Duncan at (615)-209-8833. Your business is greatly appreciated!

Sincerely,

[signature]

____

Senior Manager
Nissan North America, Inc.